# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CULP INC, CIK 0000723603
CUSIP: 230215105
Title of class of securities: Common Stock, par value $0.05 per share
Address of issuer's principal executive offices: 410 W. ENGLISH ROAD 5TH FLOOR, HIGH POINT, North Carolina (NC), 27262
Date of event which requires filing of this statement: 06/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-000833
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.8% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.8% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.8% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.8% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,860,511; shared voting power 0; sole dispositive power 1,860,511; shared dispositive power 0; aggregate amount beneficially owned 1,860,511 (14.8% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 799; shared voting power 0; sole dispositive power 799; shared dispositive power 0; aggregate amount beneficially owned 799 (0.006% of the class)
- Jones Alexander B (CIK 0001888602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 525; shared voting power 0; sole dispositive power 525; shared dispositive power 0; aggregate amount beneficially owned 525 (0.004% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.05 per share
Name of issuer: CULP INC
Address of issuer's principal executive offices: 410 W. ENGLISH ROAD 5TH FLOOR, HIGH POINT, North Carolina (NC), 27262

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,859,061 Shares directly owned by 22NW Fund is approximately $13,533,076, excluding brokerage commissions.

The Shares directly owned by Messrs. English, Hirai-Hadley and Jones were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,450 Shares directly owned by Mr. English is approximately $10,150, excluding brokerage commissions. The aggregate purchase price of the 799 Shares directly owned by Mr. Hirai-Hadley is approximately $7,994, excluding brokerage commissions. The aggregate purchase price of the 525 Shares directly owned by Mr. Jones is approximately $5,380, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 6, 2025, the Reporting Persons entered into a cooperation agreement (the "2025 Cooperation Agreement") with the Issuer pursuant to which, among other things, the Issuer agreed (i) to nominate Alexander B. Jones, Doug Collier and Lynn Heatherton for election to the Issuer's board of directors (the "Board") at the Issuer's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") and 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting"), in each case, for a term expiring at the next annual meeting, (ii) to form a strategy committee of the Board to make recommendations to the Board with respect to value creation and growth initiatives, which shall consist of Mr. Jones, Robert G. Culp, IV, William L. Tyson and, following his election to the Board, Mr. Collier, (iii) that the number of authorized directors on the Board will not exceed eight (8) directors effective as of the 2025 Annual Meeting and seven (7) directors effective as of the 2026 Annual Meeting and thereafter will not be further increased prior to the termination of the 2025 Cooperation Agreement, in each case without the Reporting Persons' prior written consent and (iv) that, during the Standstill Period (as defined below), subject to applicable law and the listing standards and/or rules of the New York Stock Exchange, Mr. Jones will continue to serve on each of the Audit Committee and the Compensation Committee of the Board.

Pursuant to the 2025 Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions from the date of the 2025 Cooperation Agreement until the date that is the earlier of (x) 30 calendar days prior to the expiration of the advance notice period for submission by shareholders of director nominations for consideration at the Issuer's 2027 Annual Meeting of Shareholders or (y) 120 calendar days prior to the first anniversary of the 2026 Annual Meeting (the "Standstill Period"). Under the 2025 Cooperation Agreement, the Reporting Persons also agreed to appear in person or by proxy at each annual or special meeting of shareholders held prior to the expiration of the Standstill Period and to vote all Shares beneficially owned by the Reporting Persons and their respective affiliates and associates at such meeting (i) in favor of all directors nominated and recommended by the Board for election, and (ii) otherwise in accordance with the Board's recommendations; provided, however, that in the event Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to any proposals (other than the election or removal of directors), the Reporting Persons may vote in accordance with the ISS recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combinations involving the Issuer requiring a vote of shareholders of the Issuer. During the Standstill Period, the Reporting Persons also agreed not to acquire beneficial ownership of, or a net long position in, more than 15% of the outstanding Shares.

The foregoing description of the 2025 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2025 Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,559,129 Shares outstanding as of March 7, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 7, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 1,859,061 Shares, constituting approximately 14.8% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 1,450 Shares, constituting 0.01% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 799 Shares, constituting 0.006% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 525 Shares, constituting 0.004% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.8% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.8% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.8% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,860,511 Shares, constituting approximately 14.8% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,861,835 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 14.8% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 6, 2025, the Reporting Persons and the Issuer entered into the 2025 Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 26, 2024, Mr. Jones was awarded 9,197 restricted stock units ("RSUs") in connection with his service as a director of the Issuer. Each RSU vests into the right to receive one Share on the earlier of (i) the one-year anniversary of the date of grant and (ii) the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual meeting.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following Exhibit:

99.1 - Cooperation Agreement, dated June 6, 2025, by and among the Issuer and the Reporting Persons.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (06/09/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (06/09/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (06/09/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (06/09/2025)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (06/09/2025)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (06/09/2025)
- Jones Alexander B: /s/ Alexander B. Jones, ALEXANDER B. JONES (06/09/2025)